EXHIBIT 99(a)(5)

United Continental Holdings, Inc. Announces Put Option Notification for 5% Senior Convertible Notes Due 2021

Chicago, Dec. 23, 2010—United Continental Holdings, Inc. (NYSE: UAL) today announced that it is notifying holders of the $149,646,114 outstanding principal amount of its 5% Senior Convertible Notes due 2021 (the “Notes”) that they have an option, pursuant to the terms of the Notes, to require United Continental Holdings, Inc. to purchase, on Feb. 1, 2011, all or a portion of such holders’ Notes (the “Put Option”) at a price equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, Feb. 1, 2011. Under the terms of the Notes, United Continental Holdings, Inc. has the option to pay the purchase price for the Notes with cash, stock, or a combination of cash and stock, and has elected to pay for the Notes solely with cash.

As required by rules of the Securities and Exchange Commission, United Continental Holdings, Inc. will file a Tender Offer Statement on Schedule TO later today. In addition, United Continental Holdings, Inc.’s company notice to holders (a copy of which will be attached as an exhibit to such Schedule TO) with respect to the Put Option specifying the terms, conditions and procedures for exercising the Put Option will be available through The Depository Trust Company and the paying agent, which is The Bank of New York Mellon Trust Company, N.A. None of United Continental Holdings, Inc., its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Option.

Noteholders’ opportunity to exercise the Put Option will commence on Dec. 30, 2010, and will terminate at 5:00 p.m. EST, on Jan. 31, 2011. Holders may withdraw any previously delivered purchase notice pursuant to the terms of the Put Option at any time prior to 5:00 p.m. EST, on Jan. 31, 2011.

The address of The Bank of New York Mellon Trust Company, N.A. is Corporate Trust Operations, 2 N. La Salle Street, Suite 1020, Chicago, IL 60602, Attention: Mr. Dan Donovan, Phone: (312) 827-8547, Fax: (312) 827-8542.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

About United Continental Holdings, Inc.

United Continental Holdings, Inc. (NYSE: UAL) is the holding company for both United Airlines and Continental Airlines. Together with United Express, Continental Express and Continental Connection, these airlines operate a total of approximately 5,800 flights a day to 371 airports on six continents from their hubs in Chicago, Cleveland, Denver, Guam, Houston, Los Angeles, New York/Newark Liberty, San Francisco, Tokyo and Washington, D.C. United and Continental are members of Star Alliance, which offers 21,000 daily flights to 1,160 airports in 181 countries. United’s and Continental’s more than 80,000 employees reside in every U.S. state and in many countries around the world. For more information about United Continental Holdings, Inc., go to UnitedContinentalHoldings.com. For more information about the airlines, see united.com and continental.com, and follow each company on Twitter and Facebook.